Mail Stop 4720

May 7, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
KYI – 9002
George Town, Grand Cayman
Cayman Islands

> **Re: United America Indemnity, Ltd.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed March 10, 2009**
> **File No. 000-50511**

Dear Mr. Frakes:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Simone Bono
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017
        Fax: (212) 455-2502